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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO
                                  (RULE 13E-4)

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            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 6)

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                              BROADCOM CORPORATION
                       (Name of Subject Company (Issuer))

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                              BROADCOM CORPORATION
                        (Name of Filing Person (Offeror))

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          Certain Options to Purchase Class A or Class B Common Stock,
                           Par Value $.0001 Per Share,
              Having an Exercise Price Per Share of $45.00 or More
                         (Title of Class of Securities)

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                                   111320 10 7
                      (CUSIP Number of Class of Securities)
                            (Underlying Common Stock)

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                               David A. Dull, Esq.
                       Vice President of Business Affairs,
                          General Counsel and Secretary
                              Broadcom Corporation
                               16215 Alton Parkway
                          Irvine, California 92618-3616
                                 (949) 450-8700

                     (Name, address and telephone number of
                          person authorized to receive
                          notices and communications on
                            behalf of filing person)

                                    Copy to:
                               Rod J. Howard, Esq.
                            S. James DiBernardo, Esq.
                             Stephen B. Sonne, Esq.
                         Brobeck, Phleger & Harrison LLP
                              Two Embarcadero Place
                                 2200 Geng Road
                           Palo Alto, California 94303
                                 (650) 424-0160

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]  third party tender offer subject to Rule 14d-1.

[X]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

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        The filing of this Amendment No. 6 to Schedule TO shall not be construed as an admission by Broadcom Corporation that the Offer constitutes an issuer tender offer for purposes of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

                             Introductory Statement

        This Amendment No. 6 supplements Amendment No. 5 ("Amendment No. 5") to the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on April 30, 2001, as amended, and reports the number of shares of our Class A common stock subject to the New Options and deferred Supplemental Options granted on December 24, 2001 pursuant to the terms of the Offer to Exchange dated May 24, 2001, and the related Letter of Transmittal.

        Amendment No. 5 is hereby supplemented as follows:

        On December 24, 2001 the Company granted options to purchase an aggregate of 18,616,372 shares of the Company's Class A common stock in exchange for Eligible Options and Required Options tendered by employees for exchange and cancellation in the Offer made pursuant to the Schedule TO. Of the newly-granted options, 18,464,378 were New Options granted to replace the Eligible Options and Required Options that had been tendered in the Offer and 151,994 were Supplemental Options granted to employees who tendered some of their Eligible Options and/or Required Options in the Offer but elected to retain other Eligible Options. The exercise price per share for the New Options and Supplemental Options was $39.75, the last reported trading price of the Company's Class A common stock on the grant date.

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                                    SIGNATURE


        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 6 to Schedule TO is true, complete and correct.

                                     Broadcom Corporation

                                     /s/ William J. Ruehle
                                     -------------------------------------------
                                     William J. Ruehle
                                     Vice President and Chief Financial Officer

Date: January 9, 2002